UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April April 20, 2021

THE GOODYEAR TIRE & RUBBER COMPANY

(Exact name of registrant as specified in its charter)

Ohio	1-1927	34-0253240
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

200 Innovation Way, Akron, Ohio	44316-0001
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (330) 796-2121

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, Without Par Value	GT	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01.	Other Events.

As previously announced, on February 22, 2021, The Goodyear Tire & Rubber Company (“Goodyear”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Cooper Tire & Rubber Company (“Cooper Tire”) and Vulcan Merger Sub Inc., a direct, wholly-owned subsidiary of Goodyear (“Merger Sub”). The Merger Agreement provides that, among other things and subject to the terms and conditions of the Merger Agreement, Merger Sub will be merged with and into Cooper Tire, with Cooper Tire surviving and continuing as the surviving corporation in the merger as a wholly-owned subsidiary of Goodyear (such transaction, the “Merger”).

Goodyear filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 dated March 19, 2021, which was subsequently amended and declared effective by the SEC on April 1, 2021 (the “Form S-4”), which includes a document that serves as a prospectus of Goodyear and a proxy statement of Cooper Tire (the “proxy statement/prospectus”) in connection with the Merger. As disclosed in the proxy statement/prospectus, and as is common in transactions of this type, several lawsuits have been filed by purported stockholders challenging the completeness and accuracy of the disclosures in the Form S-4 and seeking to compel additional disclosures prior to a stockholders meeting and/or closing of the transaction.

The supplemental disclosures contained below should be read in conjunction with the proxy statement/prospectus, which is available on the Internet site maintained by the SEC at http://www.sec.gov, along with periodic reports and other information Goodyear and Cooper Tire file with the SEC. To the extent that the information set forth herein differs from or updates information contained in the proxy statement/prospectus the information set forth herein shall supersede or supplement the information in the proxy statement/prospectus. All page references are to pages in the proxy statement/prospectus, and terms used below, unless otherwise defined, have the meanings set forth in the proxy statement/prospectus.

Litigation Relating to the Merger

Following the filing of the proxy statement/prospectus, five lawsuits were filed, four in the United States District Court for the District of Delaware and one in the United States District Court for the District of New Jersey, making similar allegations: Stein v. Cooper Tire & Rubber Company, et al., No. 1:21-cv-00407, filed on March 19, 2021; Miles v. Cooper Tire & Rubber Company, et al., No. 2:21-cv-06762, filed on March 25, 2021; Griffin v. Cooper Tire & Rubber Company, et al., No. 1:21-cv-00452, filed on March 26, 2021; Rosenfeld Family Foundation v. Cooper Tire & Rubber Company, et al., No. 1:21-cv-00497, filed on April 5, 2021; and Parshall v. Cooper Tire & Rubber Company, et al., No. 1:21-cv-00504, filed on April 6, 2021.

Goodyear and Cooper Tire believe that these claims are without merit and no supplemental disclosures are required under applicable law. However, in an effort to eliminate the burden, expense and uncertainties inherent in such litigation, and without admitting any liability or wrongdoing, Goodyear and Cooper Tire are voluntarily making certain supplemental disclosures to the proxy statement/prospectus, set forth below. Nothing in these supplemental disclosures shall be deemed an admission of the legal necessity or materiality under applicable law of any of the disclosures set forth herein. Goodyear and Cooper Tire, as applicable, specifically deny all allegations in the foregoing complaints, including that any additional disclosure was or is required.

SUPPLEMENTAL PROXY STATEMENT/PROSPECTUS DISCLOSURES

The section of the proxy statement/prospectus entitled “THE MERGER—Background of the Merger” is amended and supplemented as follows:

The disclosures on pages 52, 54 and 56 are amended and supplemented by adding the sentence, “See “Opinion of Cooper Tire’s Financial Advisor” on page 66 for more information.” after each of the following sentences:

•	On page 52, in the third paragraph following the sentence “On November 23, 2020, Goldman Sachs delivered to Cooper Tire a relationship disclosure letter.”

•	On page 54, in the fifth full paragraph following the sentence “Also on January 21, 2021, Goldman Sachs delivered to Cooper Tire an updated relationship disclosure letter.”

•	On page 56, in the third paragraph following the sentence “Also on February 16, 2021, Goldman Sachs delivered to Cooper Tire an updated relationship disclosure letter.”

The disclosure in the second paragraph on page 55 is amended and supplemented by:

•

in the first sentence of such paragraph adding the clause “, which did not contain a standstill provision,” following the phrase “entered into a confidentiality agreement” and before the phrase “to disclose Cooper Tire’s identity”;

•

in the first sentence of such paragraph adding the phrase “and the fact that Cooper Tire is exploring a potential strategic transaction” following the phrase “to disclose Cooper Tire’s identity” and before the phrase “on that same day”; and

•

adding the following sentence after the first sentence of such paragraph “The confidentiality agreement between Goldman Sachs (on behalf of Cooper Tire) and Party B provided that if Party B wished to pursue a strategic transaction with Cooper Tire, then Party B would enter into a standard confidentiality agreement with Cooper Tire governing the exchange of non-public, confidential information.”

The disclosure in the third paragraph on page 55 is amended and supplemented by:

•

in the first sentence of such paragraph adding the clause “, which did not contain a standstill provision,” following the phrase “entered into a confidentiality agreement” and before the phrase “to disclose Cooper Tire’s identity”;

•

in the first sentence of such paragraph adding the phrase “and the fact that Cooper Tire is exploring a potential strategic transaction” following the phrase “to disclose Cooper Tire’s identity” and before the phrase “on that same day”; and

•

in the second sentence of such paragraph replacing in its entirety the clause “which included customary non-disclosure provisions and a standstill arrangement” with the clause “which included customary non-disclosure provisions to preserve the confidentiality of Cooper Tire information exchanged and an 18-month standstill provision, which provided Party C the ability to make offer on a confidential basis to Cooper Tire.”

The disclosure in the fourth paragraph on page 55 is amended and supplemented by:

•

in the first sentence of such paragraph adding the clause “, which did not contain a standstill provision,” following the phrase “entered into a confidentiality agreement” and before the phrase “to disclose Cooper Tire’s identity”;

•

in the first sentence of such paragraph adding the phrase “and the fact that Cooper Tire is exploring a potential strategic transaction” following the phrase “to disclose Cooper Tire’s identity” and before the phrase “on February 8, 2021”; and

•

adding the following sentence after the first sentence of such paragraph “The confidentiality agreement between Goldman Sachs (on behalf of Cooper Tire) and Party D provided that if Party D wished to pursue a strategic transaction with Cooper Tire, then Party D would enter into a standard confidentiality agreement with Cooper Tire governing the exchange of non-public, confidential information.”

The section of the proxy statement/prospectus entitled “THE MERGER— Opinion of Cooper Tire’s Financial Advisor” is amended and supplemented as follows:

The disclosure in the second paragraph on page 64 is amended and supplemented by:

•

replacing in its entirety the third sentence of such paragraph with “Goldman Sachs first calculated the illustrative enterprise values of Cooper Tire for each of the fiscal years 2021 to 2024 by multiplying the respective NTM EBITDA estimates for Cooper Tire of $596 million, $651 million, $745 million and $775 million, as reflected in the internal financial analyses and forecasts for fiscal years 2021, 2022, 2023 and 2024, respectively, for Cooper Tire prepared by Cooper Tire’s senior management, by illustrative NTM enterprise value to EBITDA multiples of 3.50x to 5.00x.”;

•

replacing in its entirety the fifth sentence of such paragraph with “Goldman Sachs then added the assumed amount of net cash of $224 million, $314 million, $423 million and $657 million as of year-end for fiscal years 2021, 2022, 2023 and 2024, respectively, and subtracted the assumed minority interest of $25 million as of year-end for each of the fiscal years 2021 to 2024, per the internal financial analyses and forecasts for Cooper Tire prepared by Cooper Tire’s senior management, from such enterprise values in order to calculate the implied future equity values.”;

•

in the sixth sentence of such paragraph deleting the word “year-end” following the word “projected” and before the word “fully” and adding the phrase “as of the end of fiscal years 2021, 2022, 2023 and 2024, respectively, of approximately 51.1 million shares” following the phrase “Cooper Tire common stock outstanding” and before the phrase “as provided by Cooper Tire’s management”; and

•	in the eighth sentence of such paragraph adding the phrase “$0.42, which is” following the phrase “such amounts” and before the phrase “the cumulative present value”.

The disclosure in the paragraph beginning on page 64 and continuing in the first partial paragraph on page 65 is amended and supplemented by:

•

in part (1) of the second sentence of such paragraph adding the clause “(see the sections described below in this proxy statement/prospectus titled “The Merger—Cooper Tire Unaudited Prospective Financial Information”)” following the phrase “prepared by Cooper Tire’s senior management”; and

•	in the last sentence of such paragraph adding the phrase “common stock of approximately 51.1 million shares” at the end of the first clause of such sentence.

The disclosure in the first full paragraph on page 65 is amended and supplemented by:

•	in the first sentence of such paragraph adding the phrase “the 30” following the phrase “the acquisition premia for” and before the phrase “transactions announced”.

The section of the proxy statement/prospectus entitled “THE MERGER—Cooper Tire Unaudited Prospective Financial Information” is amended and supplemented as follows:

The disclosure on page 68 is amended and supplemented by

•	replacing the “Cooper Tire Senior Management Projections” chart and its associated statements with the following:

Cooper Tire Senior Management Projections

(in millions)

	2021E	2022E	2023E	2024E	2025E
Revenue	$3,070	$3,128	$3,255	$3,370	$3,545
EBITDA*	$523	$596	$651	$745	$775
Depreciation and Amortization	$173	$191	$211	$233	$245
EBIT**	$350	$405	$440	$513	$530
Total Capex	$325	$325	$349	$312	$287
Δ in Net Working Capital	$(88)	$(29)	$(28)	$(26)	$(32)

*

EBITDA is defined as earnings before interest, tax, depreciation and amortization and is calculated as EBIT plus depreciation and amortization. EBITDA does not include non-service pension benefit costs, foreign exchange gains or losses, income from unconsolidated joint ventures or other non-operational items.

**

EBIT is defined as earnings before interest and tax. EBIT includes non-service pension benefit costs, foreign exchange gains or losses, income from unconsolidated joint ventures and other non-operational items.

•	replacing the “Unlevered FCF Projections” chart and its associated statements with the following:

Unlevered FCF Projections

(in millions)

	2021E	2022E	2023E	2024E	2025E
Revenue	$3,070	$3,128	$3,255	$3,370	$3,545
EBITDA	$523	$596	$651	$745	$775
(+) Other Inc / (Exp) (Incl. Non-Service Pension Exp).	$1	$(25)	$(19)	$(14)	$(11)
(-) Depreciation and Amortization	$(173)	$(191)	$(211)	$(233)	$(245)
EBIT	$351	$380	$420	$499	$520
(-) Taxes	$(77)	$(84)	$(92)	$(110)	$(114)
NOPAT*	$274	$296	$328	$389	$405
(+) Depreciation and Amortization	$173	$191	$211	$233	$245
(-) Other (Incl. Net Pension Related Cash Outlay)**	$(41)	$(11)	$(20)	$(19)	$(26)
(-) Total Capex	$325	$325	$349	$312	$287
Δ in Net Working Capital	$(88)	$(29)	$(28)	$(26)	$(32)
Unlevered FCF***	$(7)	$122	$142	$265	$305

*	NOPAT is defined as after-tax EBIT (including non-service pension benefit costs, foreign exchange gains and losses, income from unconsolidated joint ventures and other non-operational items).
**	Includes reversal of service cost and non-service pension expense, deduction of pension cash contribution and other items.
***

Unlevered FCF is defined as after-tax EBIT (including non-service pension benefit costs, foreign exchange gains and losses, income from unconsolidated joint ventures and other non-operational items) plus depreciation and amortization less capital expenditures, change in net working capital and other net cash flows (including cash pension contributions).

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the transaction between Goodyear and Cooper Tire, including any statements regarding the expected timetable for completing the transaction, the ability to complete the transaction, the expected benefits of the transaction (including anticipated annual run-rate operating and other cost synergies and anticipated accretion to return on capital employed, free cash flow, and earnings per share), projected financial information, future opportunities, and any other statements regarding Goodyear’s and Cooper Tire’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as “anticipates,” “expects,” “intends,” “plans,” “targets,” “forecasts,” “projects,” “believes,” “seeks,” “schedules,” “estimates,” “positions,” “pursues,” “may,” “could,” “should,” “will,” “budgets,” “outlook,” “trends,” “guidance,” “focus,” “on schedule,” “on track,” “is slated,” “goals,” “objectives,” “strategies,” “opportunities,” “poised,” “potential” and similar expressions. All such forward-looking statements are based on current expectations of Goodyear’s and Cooper Tire’s management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include, but are not limited to the risk that Cooper Tire stockholders may not approve the merger agreement; uncertainties as to the timing to consummate the merger; the uncertainty of the value of the merger consideration due to the fixed exchange ratio and potential fluctuation in the market price of Goodyear common stock; the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement; the possibility that the merger is delayed or does not occur; the risk that the conditions to the closing of the merger may not be satisfied in a timely manner or at all; the risk that regulatory approvals are not obtained or are obtained subject to conditions that are not anticipated by the parties; the effects of disruption to Goodyear’s or Cooper Tire’s respective businesses; negative effects of the announcement of Goodyear’s proposal to acquire Cooper Tire or the announcement or completion of the merger on the market price of Goodyear and/or Cooper Tire common stock, their respective financial performance and their respective ability to maintain business operations (including relationships with employees, suppliers and customers); the risks related to Goodyear and Cooper Tire being restricted in the operation of their respective businesses while the merger agreement is in effect; the effects of pandemics, including the COVID-19 pandemic, and industry, market, economic, political or regulatory conditions outside of Goodyear’s or Cooper Tire’s control; Goodyear and Cooper Tire may incur significant transaction and other costs in connection with the merger in excess of those anticipated by Goodyear or Cooper Tire; any litigation relating to the merger and other unknown liabilities; Goodyear’s ability to achieve the benefits from the potential transaction, including the anticipated annual run-rate operating and other cost synergies and anticipated accretion to return on capital employed, free cash flow, and earnings per share; Goodyear’s ability to promptly, efficiently and effectively integrate acquired operations into its own operations; the ultimate timing, outcome and results of integrating the operations of Goodyear and Cooper Tire; the ability of Goodyear and Cooper Tire to retain and hire key personnel; the diversion of the time of management of Goodyear and Cooper Tire on transaction-related issues; other risk factors as detailed from time to time in Goodyear’s and Cooper Tire’s reports filed with the SEC, including Goodyear’s and Cooper Tire’s respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC. The foregoing list of factors is not intended to be exhaustive. These forward-looking statements reflect Goodyear’s and Cooper Tire’s current views with respect to future events and are based on numerous assumptions and assessments made by Goodyear and Cooper Tire in light of their experiences and perceptions of historical trends, current conditions, business strategies, operating environments, future developments and other factors they believe appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this document could cause Goodyear’s and Cooper Tire’s plans with respect to the merger, actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this document are therefore cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Neither Goodyear nor Cooper Tire assumes any obligation to update the information contained in this document (whether as a result of new information, future events or otherwise), except as required by applicable law.

Important Information For Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the transaction, Goodyear filed a registration statement on Form S-4 with the SEC containing a prospectus of Goodyear that also constitutes a proxy statement of Cooper Tire. This communication is not a substitute for the proxy statement/prospectus or registration statement or for any other document that Goodyear or Cooper Tire has filed or may file with the SEC and send to Cooper Tire’s stockholders in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF GOODYEAR AND COOPER TIRE ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by Goodyear or Cooper Tire through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Goodyear are available free of charge on Goodyear’s website at

corporate.goodyear.com under the tab “Investors” and then under the heading “Financial Reports” and copies of the documents filed with the SEC by Cooper Tire are available free of charge on Cooper Tire’s website at www.coopertire.com under the tab “Investors” and then under the heading “Filings & Financials.” Goodyear and Cooper Tire and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the transaction under the rules of the SEC. Information about the directors and executive officers of Goodyear is set forth in its Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the SEC on February 9, 2021, and its proxy statement for its 2021 annual meeting of stockholders, which was filed with the SEC on March 10, 2021. Information about the directors and executive officers of Cooper Tire is set forth in its Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the SEC on February 22, 2021, and its proxy statement for its 2021 annual meeting of stockholders, which was filed with the SEC on March 25, 2021. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the transaction are included in the registration statement on Form S-4 and other relevant materials to be filed with the SEC when they become available.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

THE GOODYEAR TIRE & RUBBER COMPANY

Date: April 20, 2021	By	/s/ Daniel T.Young
Daniel T.Young
Secretary